SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
______________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2004

ClearWave N.V.
(Translation of registrant's name into English)

World Trade Center
Strawinskylaan 707
1077 XX Amsterdam, The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

20-F [X]       40-F [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]         No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached hereto are the Registrant's (i) Operating and Financial Review and Prospects as at December 31, 2003 and 2002 and for each of the years in the three-year period ended December 31, 2003, and (ii) the Audited Comparative Annual Consolidated Financial Statements, including the Notes thereto, as at December 31, 2003 and 2002 and for each of the years in the three-year period ended December 31, 2003, together with the auditors' reports thereon.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CLEARWAVE N.V.

By: /s/ Cornelis van Ravenhorst

Name: Cornelis van Ravenhorst
Title: Managing Director

Date: March 16, 2004

EXHIBIT INDEX
Exhibit
Number	Description

99.1	Operating and Financial Review and Prospects of the Registrant's at December
31, 2003 and 2002 and for each of the years in the three-year period ended
December 31, 2003,

99.2	Audited Comparative Annual Consolidated Financial Statements of the Registrant,
including the Notes thereto, as at December 31, 2003 and 2002 and for each of the years in the three-year period ended December 31, 2003, together with the auditors' reports thereon.